Exhibit 99.1
Income Statement by activity
Unaudited

	For the three months ended June 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	43,482	42,113	1,483	38,448	37,598	968
Cost of revenues	38,708	37,447	1,375	36,079	35,317	880
Selling, general and other costs	2,483	2,405	78	1,828	1,789	39
Research and development costs	1,308	1,308	—	1,938	1,938	—
Gains/(losses) on disposal of investments	71	71	—	(202)	(201)	(1)
Restructuring costs	384	384	—	399	399	—
Share of the profit/(loss) of equity method investees	32	(41)	73	(396)	(481)	85
Operating income/(loss)(1)	702	599	103	(2,394)	(2,527)	133
Net financial expenses/(income)	202	202	—	63	63	—
Profit/(loss) before taxes	500	397	103	(2,457)	(2,590)	133
Tax expense/(benefit)	207	190	17	(588)	(535)	(53)
Result from intersegment investments	—	86	—	—	186	—
Net profit/(loss)	293	293	86	(1,869)	(1,869)	186

Adjusted operating income/(loss)(1)(2)	773	673	100	213	82	131
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Interim Report for the three and six months ended June 30, 2026 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Interim Report for the three and six months ended June 30, 2026 - Management discussion and analysis - Company results

	For the six months ended June 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Net revenues	81,614	79,141	2,689	74,261	72,769	1,688
Cost of revenues	72,411	70,196	2,431	68,267	66,996	1,467
Selling, general and other costs	4,785	4,618	167	4,174	4,042	132
Research and development costs	2,748	2,748	—	3,371	3,371	—
Gains/(losses) on disposal of investments	59	59	—	(204)	(203)	(1)
Restructuring costs	482	482	—	522	522	—
Share of the profit/(loss) of equity method investees	143	(20)	163	(433)	(607)	174
Operating income/(loss)(1)	1,390	1,136	254	(2,710)	(2,972)	262
Net financial expenses/(income)	352	352	—	160	160	—
Profit/(loss) before taxes	1,038	784	254	(2,870)	(3,132)	262
Tax expense/(benefit)	368	320	48	(614)	(522)	(92)
Result from intersegment investments	—	206	—	—	354	—
Net profit/(loss)	670	670	206	(2,256)	(2,256)	354

Adjusted operating income/(loss)(1)(2)	1,733	1,482	251	540	284	256
Figures presented for Industrial activities and Financial services include intersegment transactions
(1) Refer to the Stellantis N.V. Interim Report for the three and six months ended June 30, 2026 - Non-GAAP Financial Measures
(2) The reconciliation of Net profit to Adjusted operating income for the Company is included in the Stellantis N.V. Interim Report for the three and six months ended June 30, 2026 - Management discussion and analysis - Company results

Statement of Financial Position by activity
Unaudited

	At June 30, 2026			At December 31, 2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	29,977	29,843	134	29,176	29,046	130
Other intangible assets	15,793	15,618	175	15,709	15,540	169
Property, plant and equipment	46,133	32,508	13,625	42,958	32,108	10,850
Equity method investments	7,343	13,076	3,607	7,276	12,336	3,516
Deferred tax assets	6,558	6,478	80	6,383	6,297	86
Inventories	23,987	23,820	167	22,153	22,080	73
Assets sold with a buy-back commitment	4,912	4,912	—	3,616	3,616	—
Trade receivables	7,291	7,445	144	5,662	5,812	115
Tax receivables	1,169	1,120	49	1,393	1,464	53
Other assets and prepaid expenses	32,689	15,117	19,972	26,895	13,773	15,937
Financial assets	3,864	3,259	605	3,781	3,235	546
Cash and cash equivalents	33,697	31,217	2,480	30,146	28,198	1,948
Assets held for sale	10	10	—	5	5	—
TOTAL ASSETS	213,423	184,423	41,038	195,153	173,510	33,423
Equity and Liabilities
Equity	61,737	61,737	9,340	54,001	54,001	8,576
Employee benefits liabilities	5,223	5,219	4	5,312	5,308	4
Provisions	31,168	31,015	153	32,913	32,809	104
Deferred tax liabilities	1,263	835	428	1,294	874	420
Debt	52,062	24,390	29,936	45,947	25,630	23,035
Trade payables	33,604	33,724	260	29,999	30,082	211
Other financial liabilities	36	25	11	36	19	17
Tax liabilities	926	852	74	911	826	209
Other liabilities	27,390	26,612	832	24,740	23,961	847
Liabilities held for sale	14	14	—	—	—	—
TOTAL EQUITY AND LIABILITIES	213,423	184,423	41,038	195,153	173,510	33,423
Figures presented for Industrial activities and Financial services include intersegment transactions

Statement of Cash Flows by activity
Unaudited

	Six months ended June 30,
	2026			2025
(€ million)	Stellantis	Industrial activities	Financial services	Stellantis	Industrial activities	Financial services
Profit/(loss) before taxes	1,038	990	254	(2,870)	(2,778)	262
Adjustments for non-cash items
depreciation and amortization	3,164	3,142	22	3,582	3,557	25
other non-cash items	794	649	145	2,155	2,030	125
(gains)/losses on disposals	(51)	(51)	—	154	154	—
share of the (profit)/loss of equity method investees	(143)	(186)	(163)	433	254	(175)
Change in provisions and employee benefits liabilities	(1,985)	(1,990)	5	(833)	(835)	2
Net change in receivables related to financial services activities	(3,048)	—	(3,048)	(1,738)	—	(1,738)
Change in carrying amount of leased vehicles	(2,076)	328	(2,404)	(2,824)	291	(3,115)
Dividends received	185	295	110	227	208	169
Income tax received/(paid), net	165	204	(39)	80	(168)	248
Change in working capital	(930)	(824)	(106)	(653)	(603)	(50)
Net cash from/(used in) operating activities of discontinued operations	—	—	—	—	—	—
Net cash from/(used in) operating activities	(2,887)	2,557	(5,224)	(2,287)	2,110	(4,247)
Proceeds from disposals of shares in consolidated companies and of investments in non-consolidated companies	20	(27)	47	389	314	75
Acquisitions of consolidated subsidiaries and equity method investments	(258)	(424)	(29)	(247)	(480)	(65)
Proceeds from disposals of property, plant and equipment and intangible assets	22	22	—	150	150	—
Investments in property, plant and equipment and intangible assets	(2,744)	(2,720)	(24)	(4,447)	(4,425)	(22)
Change in amounts payable on property, plant and equipment and intangible assets	(346)	(346)	—	(711)	(711)	—
Changes in loans to joint ventures and associates	(173)	(173)	—	275	275	—
Change in securities	462	490	(28)	2,444	2,452	(8)
Other	(3)	(2)	(1)	1	9	(8)
Net cash from/(used in) investing activities	(3,020)	(3,180)	(35)	(2,146)	(2,416)	(28)
Distributions paid	(2)	(2)	(220)	(1,962)	(1,962)	(150)
Proceeds from issuance of shares	14	14	195	—	—	298
(Purchases)/sales of treasury shares	—	—	—	—	—	—
Changes in debt and other financial assets and liabilities	4,184	(1,568)	5,752	3,899	(307)	4,206
Issuance/(repayment) of perpetual notes	4,927	4,927	—	—	—	—
Coupon paid on perpetual notes	(35)	(35)	—	—	—	—
Other	(39)	(39)	—	—	—	—
Net cash from/(used in) financing activities	9,049	3,297	5,727	1,937	(2,269)	4,354
Effect of changes in exchange rates	413	349	64	(1,236)	(1,165)	(71)
Less: increase/(decrease) in cash and cash equivalents included in asset held for sale	(4)	(4)	—	292	295	(3)
Increase/(decrease) in cash and cash equivalents	3,551	3,019	532	(3,440)	(3,445)	5
Net cash and cash equivalents at beginning of period	30,146	28,198	1,948	34,100	32,409	1,691
NET CASH AND CASH EQUIVALENTS AT END OF PERIOD	33,697	31,217	2,480	30,660	28,964	1,696
Figures presented for Industrial activities and Financial services include intersegment transactions